SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

(Name of Subject Company)

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

(Name of Person Filing Statement)

Series B Shares, without par value and American Depositary Shares, as evidenced by

American Depositary Receipts, each representing ten Series B Shares

(Titles of Class of Securities)

40051E202

(CUSIP Number of Classes of Securities)

Adolfo Castro Rivas

Chief Financial Officer

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Bosque de Alisos No. 47A – 4th Floor

Bosques de las Lomas

05120 México, D.F.

+52 55 284 0400

Copy to:

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York, 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of ASUR. At the time the bidder commenced its offer, it filed a Tender Offer Statement with the U.S. Securities and Exchange Commission. ASUR intends to file an amendment to this Schedule 14D-9 as promptly as practicable and in any event no later than May 29, 2007 to disclose the information required by Schedule 14D-9 that has been omitted from this filing. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Tender Offer Statement, all other offer documents and the Solicitation/Recommendation Statement will be made available to all shareholders of ASUR at no expense to them. The Tender Offer Statement, all other offer documents and the Solicitation/Recommendation Statement filed with the Commission also will be available for free at the Commission’s website at www.sec.gov.

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”) is filing this Schedule 14D-9 to disclose the recommendation of ASUR’s Board of Directors with respect to the tender offer commenced earlier today by Agrupación Aeroportuaria Internacional II, S.A. de C.V., an entity controlled by Mr. Fernando Chico Pardo, the Chairman and Interim Chief Executive Officer of ASUR, to purchase an aggregate of 127,950,001 Series B Shares of the Company.

In accordance with Mexican requirements, the recommendation of ASUR’s Board of Directors was issued and made public prior to the launch of the tender offer.

ASUR intends to file an amendment to this Schedule 14D-9 as promptly as practicable and in any event no later than May 29, 2007 to disclose the information required by Schedule 14D-9 that has been omitted from this filing.

Shareholders should review any amendments to this Schedule 14D-9 prior to making a decision of tendering in the tender offer.

The text of a press release issued earlier today regarding the recommendation of ASUR’s Board of Directors follows:

ASUR Board of Directors Finds Fernando Chico Pardo’s

Indicative Proposal Fair to Shareholders

Mexico City, May 14, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, announced that its Board of Directors met on Friday, May 11, 2007, to consider the previously-announced indicative proposal (the “Indicative Proposal”) of Mr. Fernando Chico Pardo to acquire shares representing 42.625% of ASUR’s capital stock and determined that the price per share of Ps. 56.00 set forth in the Indicative Proposal is fair to ASUR’s shareholders.

In its deliberations, the Board took into account the opinion and analysis of the Audit Committee and a fairness opinion received from the Board’s independent financial advisor dated May 10, 2007, which also concluded that the price set forth in the Indicative Proposal was justified from a financial point of view and fair to shareholders.

The Board was also informed that Mr. Chico Pardo has obtained the prior approvals required from the Ministry of Communications and Transportation, the Federal Competition Commission and the Mexican Banking and Securities Commission to proceed with the tender offer contemplated by the Indicative Proposal. After duly verifying the foregoing, the Board granted its approval for the tender offer to proceed.

Directors Fernando Chico Pardo and Rasmus Christiansen abstained from any deliberation or voting regarding the Indicative Proposal.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2007	Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

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